May 20, 2009

Mr. Hiroshi Saito
Chief Financial Officer
Mitsubishi UFJ Financial Group Inc.
4-1, Marunouchi 2- chome
Chiyoda-ku, Tokyo 100-8330 Japan

> **Re: Mitsubishi UFJ Financial Group Inc.**
> **Form 20-F for Fiscal Year Ended March 31, 2008**
> **File No. 333-98061-99**

Dear Mr. Saito:

We have reviewed your response letter dated April 6, 2009. We have the
following additional comments.

Form 20-F for Fiscal Year Ended March 31, 2008

Notes to Consolidated Financial Statements

Note 31 – Estimated Fair Value of Financial Instruments, page F-107

1.   We have reviewed your response to prior comment two from our letter dated
        March 24, 2009. Please provide us with the following additional information
        regarding your other debt securities. Consider providing this information in a
        tabular format, segregated by the different types of assets backing your other debt
        securities:

        •   The unadjusted non-binding prices received from the pricing vendors/broker-
            dealers and ultimately recorded in your financial statements; and
        •   The quoted prices of securities with similar characteristics as used in your
            internal price verification procedures.

2.   In addition to our comment above, we note you use quoted market prices of
        securities with similar characteristics to determine fair value of your mortgage
        backed securities when quoted market prices are not available. Please tell us why
        you do not also use quoted market prices of securities with similar characteristics
        to determine the fair value of your other debt securities. Explain why you believe
        non-binding quotes from pricing vendors/broker-dealers are more representative
        of the fair values of these securities.

Mr. Hiroshi Saito
Mitsubishi UFJ Financial Group, Inc.
May 20, 2009
Page 2

3.   Please tell us whether your valuation methodology for other debt securities
        changed upon adoption of FSP FAS 157-3, *Determining the Fair Value of a
        Financial Asset When the Market For That Asset Is Not Active.*

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a response letter that keys
your responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comments.

        You may contact Sharon M. Blume, Assistant Chief Accountant, at (202) 551-
3474 or me at (202) 551-3872 if you have questions.

                                        Sincerely,

                                        Hugh West
                                        Accounting Branch Chief